Exhibit 12

ConAgra Foods Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

($ in millions)

Thirteen weeks ended August 24, 2008
Earnings:
Income from continuing operations before income taxes and equity method investment earnings	$172.4
Add/(deduct):
Fixed charges	77.9
Distributed income of equity method investees	4.6
Capitalized interest	(1.0)

Earnings available for fixed charges (a)	$253.9

Fixed charges:
Interest expense	$65.3
Capitalized interest	1.0
One third of rental expense (1)	11.6

Total fixed charges (b)	$77.9

Ratio of earnings to fixed charges (a/b)	3.3

(1)	Considered to be representative of interest factor in rental expense.

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